UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 000-21318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O’Reilly Automotive, Inc.

233 South Patterson

Springfield, Missouri 65802

Financial Statements and Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

December 31, 2011 and 2010, and the year ended

December 31, 2011

with Report of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Financial Statements

and Schedule

December 31, 2011 and 2010, and the year ended

December 31, 2011

Report of Independent Registered Public Accounting Firm

The Plan Administrators and Participants

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2011, on the basis of accounting described in Note 1.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri

June 28, 2012

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

	December 31,
	2011	2010
Investments, at fair value (Note 4)	$375,206,957	$340,969,069
Notes receivable from participants	16,308,672	13,620,392

Net assets available for benefits, at fair value	391,515,629	354,589,461
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts in common collective trust	(256,180)	(908,226)

Net assets available for benefits	$391,259,449	$353,681,235

See accompanying notes to financial statements

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

Year ended December 31, 2011

Additions:
Investment income:
Net realized and unrealized appreciation in value of investments (see Note 3)	$35,753,118
Dividend and interest income	3,759,219

Total net investment income	39,512,337
Interest income on notes receivable from participants	682,510
Contributions:
Rollover from other plans	1,170,616
Employer	11,864,617
Participant	21,755,861

Total Contributions	34,791,094

Total additions	74,985,941

Deductions:
Distributions to participants	36,148,466
Administrative expenses	1,259,261

Total deductions	37,407,727

Net increase in net assets available for benefits	37,578,214
Net assets available for benefits at beginning of year	353,681,235

Net assets available for benefits at end of year	$391,259,449

See accompanying notes to financial statements

O’REILLY AUTOMOTIVE, INC.

Profit Sharing and Savings Plan

(Modified Cash Basis)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The items identified below are summaries of the significant accounting policies of the O’Reilly Automotive, Inc. (the “Company”) Profit Sharing and Savings Plan (the “Plan”):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than United States generally accepted accounting principles. Under this basis, employer and participant contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred.

Valuation of Investments

Investments are stated at fair value or contract value. Shares of registered investment company funds and shares of the Company’s common stock are valued based on quoted market prices as of the last business day of the Plan year. The fair value of the Plan’s interest in the T. Rowe Price Stable Value Fund was determined based on information provided by T. Rowe Price, trustee of the Plan, using the audited financial statements of the common collective trust at December 31, 2011. The fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund Class C and the SunTrust Retirement 500 Index Fund Class C were determined based on information provided by SunTrust, former trustee of the Plan, using the audited financial statements of the common collective trusts at December 31, 2010.

As required by the Financial Accounting Standards Board (“FASB”) standards, investment contracts held by a defined contribution plan are required to be reported at fair value. Additionally, fully benefit-responsive investment contracts are to be reported at fair value with a corresponding adjustment to reflect these investments at contract value. The Plan invests in the T. Rowe Price Stable Value Fund, which is a fully benefit-responsive investment contact. The Statement of Net Assets Available for Benefits at December 31, 2011, reports the T. Rowe Price Stable Value Fund at its fair value with a corresponding adjustment to reflect its contract value. Previously, the Plan invested in the SunTrust Retirement Stable Asset Fund Class C, which is a fully benefit-responsive investment contact. The Statement of Net Assets Available for Benefits at December 31, 2010, reports the SunTrust Retirement Stable Asset Fund Class C at its fair value with a corresponding adjustment to reflect its contract value.

Fair Value Measurements

The Plan performs fair value measurements in accordance with the FASB Accounting Standards Codifications (ASC) 820, Fair Value Measurements and Disclosures (“ASC 820”). Please refer to Note 4 for the fair value measurement disclosures associated with the Plan’s investments.

Notes Receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. The notes receivable from participants are secured by the vested account balances of the borrowing participants. No allowance for credit losses was recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default a deemed distribution is recorded, which is a taxable event for the participant. A loan offset is recorded to reduce the participant’s account balance by the outstanding amount of the loan when the loan has been determined to be in default and the participant account incurs a distributable event as defined in the Plan agreement.

Administrative Expenses

The Plan pays trustee administrative expenses up to $400,000 and all Plan related expenses incurred for consultation with third party investment advisors and legal counsel. All additional administrative and investment related expenses are paid by the Plan participants.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January of 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends Subtopic 820-10, requiring additional disclosures regarding fair value measurements such as transfers in and out of Levels 1 and 2, as well as separate disclosures about activity relating to Level 3 measurements. ASU 2010-06 clarifies existing disclosure requirements related to the level of disaggregation and input valuation techniques. The updated guidance was effective for interim and annual periods beginning after December 15, 2009, with the exception of the new Level 3 activity disclosures, which were effective for interim and annual periods beginning after December 15, 2010. The application of this guidance affected disclosures only and therefore, did not have an impact on the Plan’s statement of net assets or statement of changes in net assets.

In May of 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU 2011-04”). ASU 2011-04 was issued to bring the definition of fair value, the guidance for fair value measurement and the disclosure requirements under U.S. GAAP and International Financial Reporting Standards (“IFRS”) in line with one another. ASU 2011-04 also enhanced the disclosure requirements for changes and transfers within the valuation hierarchy levels, particularly valuations in Level 3 fair value measurements, and was effective for periods beginning after December 15, 2011. The application of this guidance affects disclosures only and therefore, should not have an impact on the Plan’s statement of net assets or statement of changes in net assets.

2.	DESCRIPTION OF THE PLAN

General

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all non-union employees of the Company who have attained age 18 and completed six months of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Please refer to the Plan agreement for more complete information.

Trust Services

On January 1, 2011, the Company transferred the administrative and trust services for the Plan to a new provider. All assets available for benefits as of December 31, 2010, and held by SunTrust, at that time, were transferred to T. Rowe Price Company (“T. Rowe Price”). As of January 1, 2011, and December 31, 2011, the Plan investments were held by T. Rowe Price, in various funds. T. Rowe Price has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and ERISA. All existing balances held through SunTrust at December 31, 2010, were transferred into a retirement age appropriate T. Rowe Price Retirement Fund or into specific funds as elected by the individual participants prior to the conversion date. Certain Plan investments are shares in common and collective trusts managed by T. Rowe Price. T. Rowe Price is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Contributions

Participants may contribute up to 100% of their annual eligible compensation, as defined in the Plan document, to the Plan up to $16,500 for the 2011 and 2010 years. Participants 50 years of age or older may contribute up to $22,000 of their annual eligible compensation, as defined in the Plan document, to the Plan for the 2011 and 2010 years. Eligible team members are automatically enrolled in the Plan after six months of employment and 18 years of age at a contribution rate of 2% of their annual eligible compensation. Eligible team members may choose not to participate by declaring their intentions to do so prior to their initial enrollment date.

The Plan allows for a Company match of 100% of the first 2% of each participant’s voluntary contribution and 25% of the next 4% of each participant’s voluntary contribution. Additionally, the Company may make voluntary profit sharing contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 25% of the participants’ annual eligible compensation. Participants are eligible for these voluntary contributions after at least 1,000 hours of service in a 12-consecutive month period of employment and generally must be employed on the last day of the plan year. During the years ended December 31, 2011 or 2010, the Company did not make any discretionary voluntary contributions to the Plan. Participants can elect to allocate their contributions, as well as the employer contributions, to various equity, bond or fixed income funds, the O’Reilly Automotive, Inc. Stock Fund, or a combination thereof.

Vesting

Participants are immediately vested with respect to their voluntary contributions and actual earnings on these contributions. With respect to employer contributions, vesting is based on service-participants become 20% vested in employer contributions after two years of service with the Company and vesting increases in 20% increments annually to 100% after six years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and actual earnings and with an allocation of the Company’s contribution and Plan earnings. Allocations of Company contributions are based on participant contributions and compensation. Allocations of Plan earnings are based on participants’ account balances. The non-vested portions of terminated participants’ account balances are forfeited and such forfeitures serve to reduce future administrative expenses and employer contributions. At December 31, 2011 and 2010, the Plan retained $375,703 and $1,345,240 in forfeitures, respectively.

Participant Loans

Participants are entitled to borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in the The Wall Street Journal, on the last business day of the month prior to the date the loan is made. Funds borrowed from the plan as well as the applicable interest are repaid by payroll deductions over a period no longer than 15 years and are secured by the participant’s vested account balance.

Payment of Benefits

Upon termination of service, death, disability, or retirement a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested account balance. At December 31, 2011, terminated participants had approximately $9,468 included in Net Assets Available for Benefits, which were paid in 2012. No terminated participants had amounts payable at December 31, 2010.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

3.	INVESTMENTS

At December 31, 2011, the Plan’s investments were held by T. Rowe Price. T. Rowe Price has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and ERISA. At December 31, 2010, the Plan’s investments were held by SunTrust, in a bank-administered trust fund.

The fair values of investments that represent 5% or more of the Plan’s net assets are identified below:

	December 31,
	2011		2010
Common collective trust:
SunTrust Retirement Stable Asset Fund Class C*	$	**	$32,469,268
O’Reilly Automotive, Inc. common stock		180,290,393	150,598,345
T. Rowe Price Retirement 2025 Fund		36,267,107	**
T. Rowe Price Retirement 2020 Fund		28,178,377	**
T. Rowe Price Retirement 2030 Fund		25,539,971	**
T. Rowe Price Retirement 2015 Fund		19,798,940	**
T. Rowe Price Retirement 2035 Fund		18,953,244	**
T. Rowe Price Retirement 2040 Fund		14,234,070	**
T. Rowe Price Retirement 2020 Fund – Adv		**	25,840,327
T. Rowe Price Growth Stock Fund – Adv		**	23,045,591

* Contract value as of December 31, 2010, was $31,561,042.
** Amount did not represent 5% or more of the Plan’s net assets as of the period indicated.

During 2011, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held, during the year) appreciated in value as identified below:

Year ended December 31, 2011	Net Realized and Unrealized Appreciation (Depreciation) in Value of Investments
Common and collective trust	$—
Registered investment company funds	(9,158,634)
O’Reilly Automotive, Inc. common stock	44,911,752

$35,753,118

4.	FAIR VALUE MEASUREMENTS

The Plan uses the fair value hierarchy, which prioritizes the inputs used to measure the fair value of certain of its financial instruments. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Plan uses the market approach to determine the fair value of its assets. The three levels of the fair value hierarchy are set forth below:

•	Level 1 – Observable inputs that reflect quoted prices in active markets.

•	Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3 – Unobservable inputs in which little or no market data exists, therefore requiring the Plan to develop its own assumptions.

A description of the valuation methodologies used for Plan assets measured at fair value are identified below.

•

Common and collective trusts: Valued using the net asset value provided by SunTrust and T. Rowe Price. The net asset value is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

•	Registered investment company funds: Valued at the net asset value of shares held by the Plan at year end.

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2011:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common and collective trusts
Stable value fund	$7,345,728	$—	$7,345,728	$—
Registered investment company funds
Domestic
Large cap	2,151,286	2,151,286	—	—
Mid cap	2,682,370	2,682,370	—	—
Small cap	2,577,042	2,577,042	—	—
International
Large cap	1,081,751	1,081,751	—	—
Bond fund	3,347,054	3,347,054	—	—
Balanced fund	175,710,528	175,710,528	—	—
Money market fund	20,805	20,805	—	—
Employer stock
O’Reilly Automotive, Inc. common stock	180,290,393	180,290,393	—	—

	$375,206,957	$367,861,229	$7,345,728	$—

The following table classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2010:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common and collective trusts
Stable value fund	$32,469,268	$—	$32,469,268	$—
Index fund	8,573,617	—	8,573,617	—
Registered investment company funds
Domestic
Large cap	39,254,042	39,254,042	—	—
Mid cap	9,062,219	9,062,219	—	—
Small cap	12,668,924	12,668,924	—	—
International
Large cap	9,492,222	9,492,222	—	—
Bond fund	15,750,750	15,750,750	—	—
Balanced fund	61,754,417	61,754,417	—	—
Money market fund	1,345,265	1,345,265	—	—
Employer stock
O’Reilly Automotive, Inc. common stock	150,598,345	150,598,345	—	—

	$340,969,069	$299,926,184	$41,042,885	$—

5.	INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2011-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

US GAAP requires management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2008.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares in common and collective trusts managed by T. Rowe Price. T. Rowe Price is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in the common stock of O’Reilly Automotive, Inc. O’Reilly Automotive, Inc. is the Plan sponsor as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010, to the Plan’s Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$391,259,449	$353,681,235
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	256,180	908,226

Net assets available for benefits per the Form 5500	$391,515,629	$354,589,461

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements and net income on the Plan’s Form 5500 for the year ended December 31, 2011:

Net increase in net assets available for benefits per the financial statements	$37,578,214

Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts held by a common collective trust at December 31, 2011	256,180

Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts held by a common collective trust at December 31, 2010	(908,226)

Net income per the Form 5500	$36,926,168

Certain fully benefit-responsive contracts (common collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair value on the Form 5500.

SUPPLEMENTAL SCHEDULE

(MODIFIED CASH BASIS)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

FORM 5500 SCHEDULE H, LINE 4I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(MODIFIED CASH BASIS)

E.I.N. 27-4358837, PLAN NO. 002

December 31, 2011

Identity of Issuer, Borrower, Lessor or Similar Party	Current Value
T. Rowe Price mutual funds *:
Retirement 2005 Fund	$3,257,878
Retirement 2010 Fund	8,180,113
Retirement 2015 Fund	19,798,940
Retirement 2020 Fund	28,178,377
Retirement 2025 Fund	36,267,107
Retirement 2030 Fund	25,539,971
Retirement 2035 Fund	18,953,244
Retirement 2040 Fund	14,234,070
Retirement 2045 Fund	10,021,049
Retirement 2050 Fund	7,288,642
Retirement 2055 Fund	2,788,171
Retirement Income Fund	1,202,966
T. Rowe Price common and collective trusts*:
TRP Stable Value Fund	7,345,728
Registered investment company mutual funds:
Eaton Vance LCV Fund, I	572,454
Fidelity Strategic Income	619,322
Goldman Sachs Midcap Val, Inst	1,230,461
Harbor Capital Appreciation Fd	663,682
Harbor International Fund	607,335
Morgan Stanley Inst Mid-Cap, I	1,451,909
Pimco Total Return Instl	819,586
Ridgwrth Classic Sm Cp Valeqt	1,342,171
Thornburg Intl Value R5	474,416
Vanguard 500 Index Signal	915,150
Vanguard Inf Protected Sec	1,908,146
Vanguard Sm-Cap Gr Index; Inv	1,234,871
O’Reilly Automotive, Inc. common stock*	180,290,393
Participant loans (interest rates ranging from 4.25% to 10.50% maturities through 09/07/2026)*	16,308,672
Settlement Account	20,805

$391,515,629

*	Party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O’Reilly Automotive, Inc. Profit Sharing and Savings Plan

	By:	/s/ Thomas McFall
Executive Vice President of Finance and Chief Financial Officer
O’Reilly Automotive, Inc.
June 28, 2012		(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm